Exhibit 10.2

March 16, 2015

Mr. Paul Estrem

325 Clarewood Circle

Grayslake, IL 60030

Dear Paul,

OFFER OF EMPLOYMENT

As we have discussed, we are pleased to offer you continued employment at Melinta Therapeutics, Inc. (“Melinta”) as its Chief Financial Officer (“CFO”), with the understanding that, at the discretion of Melinta, your title will change to that of Chief Operations Officer (“COO”). We are very enthusiastic about your continued employment with Melinta in this new capacity, and are confident of a mutually beneficial relationship.

Position and Compensation

As stated above, while at the present time, your position will remain CFO, it is expected that, at the request of Melinta, your duties will eventually transition to those of Melinta’s COO. During this transition period, you will be expected to perform duties normally associated with both positions, with the expectation that once Melinta hires a new CFO (or at some other time as Melinta may direct), your title would change to COO, and your duties will transition to those commensurate with someone in that position. For avoidance of doubt, until Melinta directs otherwise, you will be expected to (i) perform CFO duties (including, but not limited to an S1 filing), (ii) perform COO duties (including the responsibilities generally described in the job description Melinta has shared with you), and (iii) help transition CFO responsibilities to the new CFO once he or she is hired. For avoidance of doubt, Melinta will not ask you to perform two full jobs. Rather, as your CFO responsibilities decrease, your COO responsibilities will increase.

You will continue to report directly to Mary Szela, Chief Executive Officer of Melinta. During the course of your employment with Melinta, your position and duties are, of course, subject to change. As a Melinta employee, we expect that you will perform any and all duties and responsibilities normally associated with your position in a satisfactory manner and to the best of your abilities at all times. In addition, you agree to observe and comply with all the rules, regulations, policies and procedures established by Melinta from time to time. Your performance will be reviewed formally at the end of the calendar year, and on a periodic basis thereafter as long as you remain employed by Melinta.

Your base pay shall continue to be $13,164.84, payable semi-monthly (annualized to $315,956.25). During each fiscal year of your employment with Melinta, you will be eligible for an annual bonus of up to 30% of your base salary contingent upon the successful achievement of corporate and individual performance goals. Any bonus to be paid will be determined by the Compensation Committee of the Board of Directors of Melinta (the “Committee”) or its designee. Any annual bonus earned in respect of any year will be paid no later than 90 days following the end of such year. You must be employed by Melinta on the date any bonus is paid in order to receive it. Melinta will review your compensation periodically. Your compensation also is subject to change, as Melinta considers necessary or appropriate.

Benefits

Stock Options and Equity Grants: Your current Melinta stock options and/or equity grants awarded to you during your tenure as CFO shall continue to accrue and vest in accordance with the terms of the grant documents and the terms of the applicable plans. Stock options and equity grants may be offered from time to time in the sole discretion of the Board of Directors and/or Committee depending upon certain events, including for example the successful completion of corporate goals.

Retention Payments: In order to compensate you for your continuing efforts as Melinta hires and transitions to its next CFO, Melinta will pay you a Retention Payment consistent with the conditions set forth in the letter attached hereto as Exhibit A,

Severance: Melinta shall provide severance to you upon termination of your employment in accordance with the terms set forth in the Severance Agreement dated November 8, 2013. You hereby agree that (i) agreeing to continued employment under the terms of this letter, (ii) accepting the transition to the COO role, (iii) transitioning CFO duties to a new CFO, and (iv) having interim joint CFO/COO duties as described above, do not constitute a material adverse change to your primary responsibilities or duties (in connection with your employment under your original offer letter dated November 8, 2013), or any other event that would constitute Good Reason for you to terminate your employment with Melinta (or which would otherwise provide you with any other reason for which you would become entitled to severance or other payments) pursuant to the terms of the November 8, 2013 Severance Agreement. For avoidance of doubt, however, if Melinta terminates your employment during the period from the date of execution of this letter through December 31, 2015, the terms of the November 8, 2013 Severance Agreement shall apply.

Other Benefits: Melinta currently offers various benefits, including group medical and dental insurance, paid time off (vacation and sick time), a 401(k) plan, short-term disability, long-term disability, and other benefits. These benefits may be modified or changed from time to time at the discretion of Melinta. The present benefit structure and other important information about the benefits for which you may be eligible is described in other documents, which you either have already received, or will receive throughout the course of your employment. Where a particular benefit is subject to a formal plan (i.e., medical insurance or life insurance), eligibility to participate in and receive any particular benefit is governed solely by the applicable plan document. Should you have any questions regarding benefits, please see Human Resources for a copy of the applicable plan document.

Expenses: Melinta will reimburse you for all reasonable and necessary expenses you incur in connection with your employment with Melinta, subject to your presentment of appropriate documentation, in accordance with the published travel, meals and entertainment expense policies of Melinta.

Nature of Relationship

As an at-will employee of Melinta, you will be expected to devote all of your working time to the performance of your duties at Melinta throughout your employment with Melinta. Notwithstanding the foregoing, as long as it does not interfere, individually or in the aggregate, with the performance of your duties for Melinta or create a potential business or fiduciary conflict, you may serve as an officer, director or trustee of, or otherwise participate in the activities of, educational, welfare, social, religious and civic organizations. While this letter reflects our commitment to employ you and we look forward to a mutually rewarding relationship, this letter does not constitute a contract (express or implied) for a specific length of employment, and either party may choose to terminate the employment relationship upon written notice to the other at any time and for any reason. Notwithstanding the at-will nature of your employment with Melinta, you agree to give the Chief Executive Officer at least four weeks’ advance written notice if you decide to terminate your employment; provided, that Melinta may, in its sole and absolute discretion, by written notice accelerate such date of termination without changing the characterization of such termination.

Taxes

Melinta may withhold from any payments made to you all applicable taxes, including but not limited to income, employment, and social insurance taxes, as shall be required by law.

Noncompetition, Nondisclosure and Developments Agreement

By accepting this offer of continued employment with Melinta, and as a condition of your continued employment with Melinta, you hereby confirm your agreement to continue to comply with the terms and conditions of the Noncompetition, Nondisclosure and Developments Agreement you signed on November 11, 2013. Also, just as Melinta regards the protection of its trade secrets, and other confidential information as a matter of great importance, we also respect that you may have an obligation to your prior employers to safeguard the confidential information of those companies, and we expect you to honor them as well. To that end, we want to make it perfectly clear you should not bring with you to Melinta, or use in the performance of your responsibilities for Melinta any proprietary business or technical information, materials or documents of a former employer. Finally, you hereby confirm that you have provided Melinta with a copy of any agreements with a former employer or other party that could restrict your professional activities in any way on behalf of Melinta. By signing this letter, you represent and warrant to Melinta that you are under no contractual commitments inconsistent with your obligations to Melinta hereunder and that your acceptance of this offer of employment and your performance of the contemplated services hereunder does not and will not conflict with or result in any breach or default under any agreement, contract or arrangement to which you are a party to or violate any other legal restriction.

Background Check; Authorization to Work

Your initial offer of employment with Melinta was contingent on the acceptable results of a background check. As required by law, your employment with Melinta is also contingent upon your providing legal proof of your identity and authorization to work in the United States within three (3) business days of your joining Melinta. You hereby confirm that no circumstances have changed that would interfere with your ability to perform services on behalf of Melinta.

Entire Agreement

This letter and Exhibit A, the November 8, 2013 Severance Agreement and the Employee Noncompetition, Nondisclosure and Developments Agreement you signed on November 11, 2013 constitute our entire offer regarding the terms and conditions of your employment by Melinta. These supersede any prior agreements, or other promises or statements (whether oral or written) regarding the offered terms of employment, including, but not limited to, the offer letter you signed on November 11, 2013. The terms of your employment shall be governed by and construed under the laws of the State of New York, without giving effect to conflict of laws principles.

You may accept this offer of employment and the terms and conditions hereof by signing the enclosed additional copy of this letter. Your signature on the copy of this letter and your submission of the signed copy to me will evidence your agreement with the terms and conditions set forth in this letter. Please return a copy of the offer letter to me.

Sincerely,

/s/ Mary Szela
Mary Szela
Chief Executive Officer

Accepted and Agreed To:

/s/ Paul D. Estrem
Paul Estrem

3/16/15
Date

RETENTION PACKAGE

(EXHIBIT A TO OFFER OF EMPLOYMENT)

Pursuant to the terms set forth in your Offer of Employment dated March 11, 2015, Melinta Therapeutics, Inc. (“Melinta” or the “Company”) hereby extends to you the following retention package in connection with your continued employment with Melinta as its Chief Financial Officer (“CFO”), and eventually as its Chief Operations Officer (“COO”). Melinta very much appreciates your continued cooperation and support.

Retention Payment

In order to compensate you for your continuing efforts as the Company hires and transitions to its next CFO, Melinta will, consistent with the conditions set forth in this letter agreement (the “Agreement”), pay you a Retention Payment (as defined below).

So long as you have accepted continued employment with Melinta in accordance with the terms of the offer letter dated on or about March 11, 2015, and to the extent you remain employed through the applicable Retention Dates described below, Melinta will pay to you either one retention payment or a series of retention payments (in sum, the “Retention Payment”), as soon as practicable following the applicable retention date, but in no event shall each retention payment be paid later than thirty days following the applicable retention date. In order to be eligible to receive any portion of the Retention Payment, you must remain actively employed by Melinta on the applicable Retention Date, and continue to perform your work as required by Melinta through that date. For avoidance of doubt, if, prior to the applicable Retention Date, (i) your employment is terminated by Melinta for Cause (as defined below), or (ii) you terminate your employment with Melinta for any reason, you will not be eligible to receive the applicable Retention Payment(s) (or any portion thereof).

If on or prior to December 31, 2015, you have, in the sole discretion of Mary Szela, the Company’s CEO (the “CEO”), successfully performed your duties and responsibilities as directed by the CEO, including the achievement of the Milestones stated below, you shall be eligible to receive a Retention Payment of up to $200,000, less applicable withholdings and deductions. Such Retention Payment shall be paid to you within sixty days following December 31,2015.

Notwithstanding this, up to $100,000 of that Retention Payment may be paid to you prior to December 31, 2015, but only if you successfully complete the milestones described below, in the discretion of the CEO.

1.	Milestone 1 (Audit): If the Audited Financial Statement and Associated Audit Opinion are issued by Deloitte on or prior to April 15, 2015, you shall be eligible to receive a retention payment of $25,000 (the “Audit Retention Payment”) within thirty days following April 15, 2015 (the “Audit Retention Date”).

2.	Milestone 2 (Audit Controls Letter): If you complete the Audit Controls Letter with no Material Weaknesses other than those cited for insufficient staffing, and you complete and deliver such Audit Controls Letter in a timely manner for Melinta to maintain a pre-July 2015 IPO schedule, a payment of $25,000 (the “Audit Controls Letter Retention Payment”) will be paid to you within thirty days following the Audit Controls Letter Retention Date, which shall be defined as the earlier of (i) the completed crossover of $20 million or more from new investors or (ii) an IPO completion.

3.	Milestone 3 ($20 Million Plus Raise): If you satisfactorily support a crossover round resulting in a raise of at least $20 million from new investors, a payment of $25,000 (the “$20 Million Plus Raise Retention Payment”) will be paid to you within thirty days following the completed crossover of $20 million or more from new investors (the “$20 Million Plus Raise Retention Date”).

4.	Milestone 4 (Initial S1 Filing): If you assist with Melinta’s successful filing of an initial S1 in the second quarter of 2015, a payment of $25,000 (the “Initial S1 Filing Retention Payment”) will be paid to you within thirty days following the earlier of (i) the completed crossover of $20 million or more from new investors or (ii) an IPO completion (the “Initial S1 Filing Retention Date”).

For avoidance of doubt, the total amount of the Retention Payment for which you may become eligible as of December 31, 2015 will be reduced by any other retention payment you have already received (or become eligible to receive) (e.g., the Audit Retention Payment, the Audit Controls Letter Retention Payment, the $20 Million Plus Raise Retention Payment, and/or the Initial S1 Filing Retention Payment), such that, for example, if you have received all four of the referenced $25,000 retention payments, the payment for which you could become eligible on December 31, 2015, would be a total of up to $100,000.

Finally, if Melinta terminates your employment prior to December 31, 2015 for any reason other than Cause (as defined below), you shall be entitled to the entire Retention Payment within sixty days following the termination of your employment, less any other retention payments previously received by you, as described above. If this occurs, the entire Retention Payment will be paid in addition to any severance for which you are eligible pursuant to the November 8, 2013 Severance Agreement.

Changes or Reductions in Duties

By accepting this Agreement, you agree that during the remainder of your employment with Melinta, Melinta retains the right to change your duties or responsibilities as an employee (including, but not limited to, reducing CFO-related duties and adding COO-related duties). It also includes our right to maintain (or not maintain) your CFO title until the filing of an S1 (or until some other date). We trust that you will accommodate our need for flexibility during this time. For example, it may be necessary for you to undertake certain additional or different duties and responsibilities appropriate for a COO here at Melinta. We are confident that you will accept any such additional or different duties and responsibilities with the same level of professionalism and capability that you have demonstrated in the past. Any changes in duties or responsibilities referenced in this paragraph will in no way affect your entitlement to receive Retention Payment(s), or the amount of such payment(s).

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Taxes

Any payments made pursuant to this Agreement shall be subject to applicable tax or similar withholding requirements under applicable federal, state or local employment or income tax laws or similar statutes or other provisions of law then in effect. It is the Company’s intention that all payments under this Agreement are exempt from or comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and the regulations thereunder, including without limitation the six month delay for payments of deferred compensation to “key employees” upon separation from service pursuant to Section 409A(a)(2)(B)(i) of the Code, if applicable, and this Agreement shall be interpreted, administered and operated accordingly. To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be interpreted in a manner so that no payment due to you shall be deemed subject to an “additional tax” within the meaning of Section 409A(a)(1)(B) of the Code. Further, you shall not be considered to have terminated employment with the Company for purposes of this Agreement unless you have incurred a “termination of employment” from the Company within the meaning of Treasury Regulation §1.409A-1(h)(1)(ii) promulgated under Section 409A of the Code. For purposes of Section 409A, each payment made under this Agreement shall be treated as a separate payment. In no event may you, directly or indirectly, designate the calendar year of any payment under this Agreement. The Company does not guarantee the tax treatment of any payments under this Agreement, including without limitation under the Code, federal, state, local or foreign tax laws and regulations.

Additional Information

For purposes of this Agreement, “Cause” shall mean that you committed one or more acts or omissions constituting: (a) a felony; (b) theft, misappropriation or embezzlement of Melinta funds; (c) fraud or self-dealing committed in conjunction with your employment; (d) a violation of laws, rules or regulations applicable to companies in the biotech industry generally; (e) habitual intoxication or abuse of controlled substances; (f) unexplained absences from the office; (g) repeated and willful failure to follow supervisors’ reasonable instructions, or (h) your violation of any Company policies or confidentiality responsibilities applicable to you.

Notwithstanding any of the foregoing, you remain an employee-at-will at all times and either you or Melinta may terminate the employment relationship at any time.

This Agreement constitutes the entire agreement and understanding between Melinta and you relating to your eligibility to receive a Retention Payment, and supersedes and cancels any and all prior and contemporaneous written and oral agreements and understandings, if any, between Melinta and you relating thereto. For avoidance of doubt, this Agreement does not supersede the Offer of Employment dated March 16, 2015 or the November 8, 2013 Severance Agreement between Melinta and you.

This Agreement, the underlying facts and circumstances, the Retention Payment are confidential. If you disclose or discuss this Agreement, these facts/circumstances, or these payments or benefits with anyone other than direct family members, or legal or tax advisors, the Retention Payment may be forfeited.

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Please feel free to contact me with any questions regarding this Agreement.

Very truly yours,

/s/ Mary Szela
Mary Szela
CEO
Accepted and agreed:	Melinta Therapeutics, Inc.

/s/ Paul D. Estrem	3/16/15
Paul Estrem	Date

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